UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras enters into agreement to acquire 100% of Logum

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Rio de Janeiro, November 12, 2026 – Petróleo Brasileiro S.A. – Petrobras informs that it has entered into an agreement to acquire the remaining 70% stake in Logum Logística S.A. (Logum), currently held by Raízen Energia S.A. (30%), Copersucar S.A. (30%) and Uniduto Logística S.A. (10%). Petrobras already holds the other 30% stake in Logum and, upon completion of the transaction, will hold 100% of the company.

The total acquisition price will be R$ 620 million, payable in three installments as follows: R$ 300 million at closing; R$ 160 million after 12 months; and R$ 160 million after 24 months. The amounts are subject to the price adjustments set forth in the agreement.

The acquisition offers attractive economic and financial conditions for Petrobras, considering the growth of the ethanol market, particularly the expansion of corn ethanol production in Brazil’s Center-West region. The transaction positions Petrobras in the country’s main ethanol logistics corridor.

The transaction also generates significant operational synergies by enabling the integration of Logum’s pipeline network into the Petrobras System, with the potential to create additional value from the company’s logistics assets. Logum’s infrastructure connects major production hubs in Brazil to Petrobras’ logistics network and the Ilha d’Água port terminal.

The project is aligned with Petrobras’ Business Plan, which provides for expansion into renewable and low-carbon energy businesses, contributing to the profitable diversification of the company’s portfolio. Pipeline transportation stands out for its logistics efficiency and lower emissions intensity. By way of comparison, transporting 1 million cubic meters per year by pipeline is equivalent to removing approximately 80 trucks from the roads each day. During the 2025–2026 harvest, Logum transported approximately 5 million cubic meters of products.

Completion of the transaction is subject to the satisfaction of the conditions set forth in the purchase and sale agreement, including approval by Brazil’s Administrative Council for Economic Defense (CADE).

About Logum

Logum is a privately held corporation headquartered in Rio de Janeiro, Brazil. Its corporate purpose includes the transportation, handling and storage of ethanol, petroleum products and other biofuels.

The company operates a pipeline network of more than 1,000 km and terminals in Uberaba (Minas Gerais), Ribeirão Preto (São Paulo) and Paulínia (São Paulo), which receive ethanol from production facilities across the country. The biofuel is transported by pipeline to distribution hubs in Barueri, Guarulhos, São Caetano do Sul and São José dos Campos (São Paulo state), and Duque de Caxias (Rio de Janeiro state), as well as to the Ilha d’Água maritime terminal (Rio de Janeiro state), where it is loaded onto tankers for coastal shipping and export.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer